SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       Rick's Cabaret International, Inc.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                   765641-30 3
                                   -----------
                                 (CUSIP Number)

    Ralph McElroy , 1211 Choquette, Austin, Texas, 78757, (512) 343-80351181
    ------------------------------------------------------------------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 29, 1999
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ''240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following  box.     |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240,13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP  No.  765641-30  3                                         Page  2  of  6
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(1)     Name  of  Reporting  Person  and IRS Identification No. of Above Person:

                          Ralph Lee McElroy ("McElroy")

(2)     Check  the  Appropriate  Box  if a Member of a Group (See Instructions).

                                                                     (a)     |_|
                                                                     (b)     |_|

(3)     SEC  Use  Only

(4)     Source  of  Funds  (See  Instructions)

                                       PF

(5)     Check  if  Disclosure  of  Legal  Proceedings
        is  Required  Pursuant  to  Items  2(d)  or  2(e).                   |_|

(6)     Citizenship  or  Place  of  Organization

                                     U.S.A.

Number       (7)     Sole  Voting  Power
of                              681,563
Shares
Bene-
ficially     (8)     Shared  Voting  Power
Owned
by
Each
Report-      (9)     Sole  Dispositive  Power
ing                              681,563
Person
With:
            (10)     Shared  Dispositive  Power


(11)     Aggregate  Amount  Owned  by  Each  Reporting  Person
                                  681,563


(12)     Check  if  the  Aggregate  Amount  in  Row (11) Excludes Certain Shares
        (See  Instructions)                                                  |_|

CUSIP  No.  765641-30  3                                         Page  3  of  6
            ------------

(13)     Percent  of  Class  Represented  by  Amount  in  Row  (11)

                                          21%


(14)     Type  of  Reporting  Person
                                          IN


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CUSIP  No.  765641-30  3                                          Page  4  of  6
            ------------

ITEM  1     Security  and  Issuer

     This statement is filed with respect to shares of common stock par value $0.01 (the "Shares") of Rick's Cabaret International, Inc. (the "Company", "Rick's" or the "Issuer"), whose address is 505 North Belt, Suite 630, Houston, Texas 77060. The shares described herein take into account the reverse split with respect to the Company's 2:1 reverse split effective March 15, 1999.

ITEM  2.     Identity  and  Background

     (a)     Ralph  Lee  McElroy  ("McElroy")

     (b)     Business  address:  1211  Choquette,  Austin,  Texas,  78757

     (c)     Investor

     (d)     No.
     (e)     No.

     (f)     U.S.A.

ITEM  3.     Source  and  Amount  of  Funds  or  Other  Consideration

     During 1998, McElroy made open market purchases of a total of 220,800 shares of Rick's stock, which, after the reverse split of March 15, 1999, equals 110,400 shares.

     On August 11, 1998, Rick's and McElroy entered into a Stock Exchange Agreement which provided for the acquisition by Rick's of certain shares of Taurus Entertainment Companies, Inc. owned by McElroy in exchange for 393,389 shares of Rick's, which, after the reverse split of March 15, 1999, equals 196,695 shares.

     On March 29, 1999, McElroy purchased a total of 748,936 shares, which, after the reverse split of March 15, 1999, equals 374,468 shares, for a secured promissory note (the "McElroy Note") in a private transaction.



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CUSIP  No.  765641-30  3                                    Page  5  of  6
            ------------

ITEM  4.     Purpose  of  Transaction

     McElroy  made  these  transactions  as  investments.

(a) Mc Elroy may, from time to time, acquire additional securities of the Company for investment purposes.

(b) McElroy has no present plans or proposals for an extraordinary corporate transaction involving the Company.

        McElroy acquired the shares in the March 29, 1999 transaction from Robert L. Watters, who resigned as President of Rick's. Also on March 29, 1999, Mr. Watters acquired a subsidiary of Rick's, RCI Entertainment Louisiana, Inc., which was reported by Rick's on a Form 8-K dated March 29, 1999.

(c) McElroy has no present plans or proposals involving the sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d)     McElroy  has  no  plans  or  proposals  to change the term of directors.

(e) McElroy has no present plans or proposals for material change in the present capitalization or dividend policy of the Company.

(f) McElroy has no present plans or proposals for a material change in the Company's business or corporate structure.

(g) McElroy has no present plans or proposals for changes in the Company's charter or bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

(h) McElroy has no present plans or proposals for causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) McElroy has no present plans or proposals for a class of securities of the Company becoming eligible for termination of registration pursuant to
Section  12(g)(4)  of  the  Act.

(j) McElroy has no present plans or proposals for any actions similar to those enumerated above.

CUSIP  No.  765641-30  3                                    Page  6  of  6
            ------------

ITEM  5.     Interest  in  Securities  of  the  Issuer

(a) McElroy is the beneficial owner directly or indirectly of 1,363,125 shares of the Company, which, after the reverse split of March 15, 1999, equals 681,563 shares and which represents 21% of the class of securities.

This amount does not include shares of the Company issuable upon the conversion of the a Convertible Debenture of Rick's, or upon conversion of a Convertible Promissory Note of Taurus Entertainment Companies, Inc. which is guaranteed by Rick's. The Convertible Debenture and the Convertible Promissory Note are in the aggregate amount of $652,744 and are convertible at any time at $2.75 per share, subject to adjustment. If the Convertible Debenture and the Convertible Promissory Note were converted, Mr. McElroy would receive an additional 237,361 shares of common stock of the Company, which, after the reverse split of March 15, 1999, equals 118,681 shares , and McElroy would be the beneficial owner of a total of 1,600,486 shares of common stock of the Company, which, after the reverse split of March 15, 1999, equals 800,243 shares or approximately 24.6% of the common stock of the Company. The Convertible Debenture and the Convertible Promissory Note secure the McElroy Note.

(b) McElroy has sole voting and dispositive power for 1,363,125 shares of the Company, which, after the reverse split of March 15, 1999, equals 681,563 shares.

(c)     None.

(d) McElroy has the right to receive and power to direct receipt of dividends from or the proceeds from the sale of 1,363,125 shares, which, after the reverse split of March 15, 1999, equals 681,563 shares.

(e)     Not  applicable.

ITEM 6. Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

Not  applicable

ITEM  7.     Material  to  be  Filed  as  Exhibits

10.1     Promissory  Note  made  by  McElroy

10.2     Stock  Purchase  Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

April  7,  1999                              /s/  Ralph  Lee  McElroy
---------------                                   -------------------
                                                  Ralph  Lee  McElroy
     Date